Sun Life Financial completes reorganization of asset management businesses

Toronto, Ontario - - January 04, 2005 - - Sun Life Financial Inc. (NYSE/TSX: SLF) and its wholly owned subsidiary, Sun Life Assurance Company of Canada (Sun Life Assurance) today announced the completion of a reorganization plan under which most of Sun Life Assurance’s asset management businesses, including its U.S. annuities business, were transferred to a newly incorporated subsidiary of Sun Life Financial Inc.

Under the reorganization, Sun Life Assurance has transferred its shares of CI Fund Management Inc., McLean Budden Limited, MFS Investments and its other U.S. subsidiaries. The operations remaining in Sun Life Assurance consist primarily of the life, health and annuities businesses of Sun Life Financial Canada, most of the life and health businesses of Sun Life Financial US and all of the operations of Sun Life Financial UK and Sun Life Financial Asia. Sun Life Assurance continues to have a very strong capital ratio after the reorganization.

The reorganization will allow Sun Life Financial to optimize its capital structure by positioning it to benefit from the new capital rules for life insurance holding companies proposed by the Office of the Superintendent of Financia l Institutions, Canada.

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Tracing its roots back to 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of September 30, 2004, the Sun Life Financial group of companies had total assets under management of CDN$355.4 billion.

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Media Relations Contact:	Investor Relations Contact:
Nicholas Thomas	Tom Reid
Director, Media and Public Relations	Vice-President, Investor Relations
Tel: 416-979-6070	Tel: 416-204-8163
nicholas.thomas@sunlife.com	investor.relations@sunlife.com